Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
[redacted]	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
	Andrzej Kowalczyk **Director, Ownership Supervision and Investor Relations**	*Phone:* *Fax:*	*(48 76) 84 78 231* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	***12 February 2003***
	Number of pages (including this one):		***1***

03003801

SUPPL

Current report 12/2003

The Management Board of KGHM Polska Miedź S.A. announces that Mr. Andrzej Kowalczyk, Director of Ownership Supervision and Investor Relations, is the person responsible for contact with the Polish Securities and Exchanges Commission as regards the meeting of obligations outlined in the Ruling of the Council of Ministers dated 16 October 2001 relating to current and periodic information published by issuers of securities.

Legal basis:
(§4 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Stanisław Speczik

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

03 FEB 12 AM 7:21

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)

KGHM POLSKA MIEDŹ S.A.

Court of record of incorporation and registration number:

Regional Court for Wrocław Fabryczna Section IX (Economic) of the National Court of Registration nr KRS 23302

NIP 692-000-00-13

members of the executive board:

Stanisław Speczik
President of the Board

Grzegorz Kubacki
Vice-President of the Board

Jarosław Andrzej Szczepek
Vice-President of the Board

Tadeusz Szeląg
Vice-President of the Board

initial capital:

2 000 000 000 PLN
(two billion PLN)

Divisions of KGHM Polska Miedź SA:

Mining Division „Lubin"
in Lubin

Mining Division „Polkowice-Sieroszowice"
in Kaźimierzów

Mining Division „Rudna"
in Polkowice

Hydrotechnical Division
in Rudna

Copper Smelter and Refinery „Legnica"
in Legnica

Copper Smelter and Refinery „Głogów"
in Głogów

Copper Rolling Mill „Cedynia"
in Orsk

Mine-Smelter Rescue Services Unit
in Lubin

Ore Enrichment Plants Division
in Polkowice

Central Data Processing Center
in Polkowice

Water Management Facility
in Lubin

11 February 2003

EXEMPTION NUMBER: 82-4639

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549

Re: Database verification

NI/ 20 /03

Dear Sirs,
Please find below the current list of contact persons for KGHM Polska Miedź S.A.:

Primary Point of Contact:
Mr. Andrzej Kowalczyk
Director, Ownership Supervision and Investor Relations
Tel: +48 76 8478 231
Fax: +48 76 8478 205

Management Board:

President of the Management Board:
Mr. Stanisław Speczik tel: +48 76 8478 212
fax: +48 76 8478 505

Vice Presidents of the Management Board:
Mr. Grzegorz Kubacki tel: +48 76 8478 321
Mr. Jarosław Andrzej Szczepek tel: +48 76 8478 301
Mr. Tadeusz Szeląg tel: +48 76 8478 321

Preferred mailing address to all persons listed above:
KGHM Polska Miedź S.A.
ul. M. Skłodowskiej-Curie 48
59-301 Lubin
Poland

Sincerely,

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Tadeusz Szeląg